Bionomics Limited

26 October 2004

04045956

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

SEC MAIL PROCESSING RECEIVED NOV - 3 2004 WASH. D.C. 213 SECTION

Per: Jill Mashado
Company Secretary

PROCESSED
NOV 0 9 2004
THOMSON FINANCIAL

dw 11/8

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
26 October 2004

BIONOMICS CASH FLOW REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2004

Bionomics Limited (ASX:BNO, BNOOA, US OTC:BMICY) today lodged its quarterly cash statement (Appendix 4C) for the quarter ended 30 September 2004.

The Company's cash balance at 30 September was $7.968 million. Cash burn for the quarter was $735,000, which was marginally lower than the average cash burn per quarter in 2003/04 of $778,000. During the quarter, Bionomics commenced testing of compounds for a third party and recorded an initial $10,000 in fee for service income from the Company's proprietary Angene™ drug discovery platform – the first Angene™ income for Bionomics. The result does not include up front licence fees from the epilepsy diagnostic licensing deal with the US company, Athena Diagnostics Inc., which was announced on 27 September. Those funds will be received later this month in line with the terms of the Agreement.

Dr Deborah Rathjen, CEO and Managing Director of Bionomics said, "We have continued our tight management of expenditure and are now starting to see increased revenue flow from commercialisation of both our epilepsy and cancer research programs. With a strong cash position and a carefully managed cash flow, we are in a sound position to take advantage of the organic and corporate growth opportunities we have available to us."

Business highlights for the quarter included:

- Achievement of a major commercial milestone with the granting of a licence to US-based Athena Diagnostics Inc., to market Bionomics' childhood epilepsy diagnostic to neurologists in North America and Japan. Athena is expected to launch the Severe Myoclonic Epilepsy of Infancy (SMEI) diagnostic this calendar year.
- Establishing a collaborative agreement with Emory University in Georgia to study genetic variations associated with SMEI.
- Establishing a research collaboration with the University of Wisconsin relating to the study of Bionomics' proprietary animal model of epilepsy.
- Publication in the *Proceedings of the National Academy of Sciences USA* of promising results related to the Company's proprietary angiogenesis drug target BNO69. Bionomics is progressing the development of proprietary BNO69 gene silencing molecules as therapeutic candidates in collaboration with the Louisiana Gene Therapy Consortium.
- Strengthening the Company's presence in the important United States market through formation of a wholly owned US subsidiary and appointment of US business representation.

Bionomics has also just announced the appointment of Dr Peter Jonson as its new Chairman. Dr Jonson will become Chairman following the Company's AGM on 11 November. Fraser Ainsworth, Bionomics current Chairman, announced his intention to retire in July this year. Mr Ainsworth has played an instrumental role in Bionomics' development from incorporation, through to its current position with the business starting to show greater potential to commercialise its research.

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is a world leader in genomics, holding patent applications at various stages of prosecution incorporating over 600 genes it has discovered and related utility in specific therapeutic and diagnostic applications. The Company is leveraging that expertise and intellectual property to generate both near term and longer-term revenues. Focusing on central nervous system disorders (particularly epilepsy) and cancer, Bionomics and its collaborative partners are developing diagnostics for the early detection of these conditions (near term revenue) and therapeutics to treat them (longer term revenue). The Company is looking to generate growth both organically and through acquisition.

Bionomics leverages its gene discoveries in epilepsy with its proprietary ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety. Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. Bionomics utilises the unique attributes of the Angene™ platform for the discovery of drugs for the treatment of cancer and inflammatory diseases.

Bionomics has an American Depository Receipts (ADRs) program sponsored by The Bank of New York

For more information about Bionomics, visit www.bionomics.com.au

About SMEI

Severe myoclonic epilepsy of infancy (SMEI) is a serious form of epilepsy that affects a small number of infants in their first two years of life. SMEI seizures are commonly associated with fever, and are indistinguishable from benign fever-associated seizures in the early stages of the disease. SMEI is associated with high rates of mortality (up to 18%) and, in most cases, SMEI patients suffer from developmental delays and other forms of seizures. Bionomics' SMEI diagnostic test is designed to assist clinicians in making an earlier diagnosis of SMEI and selecting appropriate treatment strategies for SMEI patients.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR LEE CRAKER
CHIEF FINANCIAL OFFICER
BIONOMICS LIMITED
Ph: +61 8 8354 6105

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' epilepsy diagnostic products, drug discovery programs and Bionomics' pending patent applications are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Bionomics Limited

26 October 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

Quarter ended ("current quarter")

30 September 2004

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		10	10
1.2	Payments for	(a) staff costs	(227)	(227)
		(b) advertising & marketing	(22)	(22)
		(c) research & development (incl. R&D staff costs)	(967)	(967)
		(d) leased assets		
		(e) other working capital	(43)	(43)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		91	91
1.5	Interest and other costs of finance paid		(86)	(86)
1.6	Income taxes paid			
1.7	Other		10	10
	R&D Start Grants		494	494
	Rent Received		33	33
	Net operating cash flows		(707)	(707)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	(707)	(707)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investment		
	(c) intellectual property		
	(d) physical non-current assets	(28)	(28)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investment		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(28)	(28)
1.14	**Total operating and investing cash flows**	(735)	(735)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (capital raising costs)		
	Net financing cash flows		
	Net increase (decrease) in cash held	(735)	(735)
1.21	Cash at beginning of quarter/year to date	8,703	8,703
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	7,968	7,968

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	128
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors including remuneration paid to the Chief Executive Officer and Managing Director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	0	0
3.2	Credit standby arrangements	0	0

+ See chapter 19 for defined terms.

Explanation necessary for an understanding of financing facilities available

In July 2003 the Company announced that it had put in place an Equity Line Finance arrangement with the Bank of New York Capital Markets Inc. This funding facility potentially allows the placement of up to 6 million shares through the Bank of New York once the share price exceeds a floor price agreed between the Company and Bank of New York. The use, timing and control of this facility, once the share price is above the minimum floor price, is at the Company's discretion.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	338	141
4.2	Deposits at call	7,630	8,562
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	7,968	8,703

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Incorporation of USA Subsidiary. Bionomics Limited incorporated a USA wholly owned subsidiary company (Bionomics, Inc.) in August 2004. This subsidiary has been established to specifically hold intellectual property assets generated from collaborations with US based institutions and is intended to be a non-operating company.

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does / ~~does not*~~ *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 26 October 2004
(CEO & Managing Director)

Print name: DEBORAH RATHJEN

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.